Exhibit 99.1
Xos, Inc. Welcomes Anousheh Ansari and Alice K. Jackson as New Independent Directors

LOS ANGELES, Dec. 17, 2021 -- Xos, Inc. (NASDAQ: XOS), a leading manufacturer of fully electric Class 5 to Class 8 commercial vehicles, announced today that Anousheh Ansari and Alice K. Jackson have joined the board of directors (the “Board”). Each joined as an independent director, effective December 17, 2021. Ms. Ansari will serve on the Board as a Class III director and will be up for re-election at the 2024 annual meeting of stockholders. Ms. Ansari will join the Nominating and Corporate Governance and Compensation Committees. Ms. Jackson will serve on the Board as a Class II director and will be up for re-election at the 2023 annual meeting of stockholders. Ms. Jackson will join the Nominating and Corporate Governance and Audit Committees.
The Board, led by its Nominating and Corporate Governance Committee, conducted a thorough, expansive process in searching for its new independent directors. The Board considered candidates with a wide range of skill sets with experience in highly relevant industries.
“In conducting our search over the last few months, we sought to add exceptional independent directors with complementary experiences and fresh perspectives, and who believe in Xos’ mission to decarbonize commercial transportation,” said Dakota Semler, Chair of the Board and Chief Executive Officer. “I am excited to have Anousheh and Alice join the Board at this promising time for our company.”
“Along with her public company board experience, Anousheh brings decades of experience building successful, innovative technology companies,” said George Mattson, the lead independent director of the Board and Chair of the Nominating and Governance Committee. “Alice has taken a leading role in the transition to a carbon-free energy system, and she brings to Xos her deep energy infrastructure expertise. We look forward to their contributions to our board at this exciting time in the Xos journey.”
Ms. Ansari serves as director of Jabil Inc., a leading provider of worldwide manufacturing services and solutions, and as chair of the board of directors of Sceye Inc., a platform for a leading new generation of high-altitude platform stations, or HAPS. Ms. Ansari is also Chief Executive Officer of X PRIZE Foundation, Inc., a 501(c)(3) nonprofit that designs and implements competition models to solve world challenges. Ms. Ansari co-founded Prodea Systems, Inc., which provides services and applications for in-home smart devices, networked appliances, and mobile lifestyle devices, and Telecom Technologies, Inc., which developed software for intelligent systems for the telecommunications market. Ms. Ansari was the first female private space explorer.
Ms. Jackson serves as President of the Colorado service area at Xcel Energy Inc., a major U.S. electricity and natural gas company. Ms. Jackson is also Chair of the board of the Smart Electric Power Alliance, and sits on the boards of the Denver Museum of Nature and Science, Mile High United Way, Denver Metro Chamber of Commerce, Colorado Concern and the American Red Cross CO/WY Chapter.
About Xos, Inc.
Xos, Inc. is an electric mobility company dedicated to decarbonizing commercial trucking fleets. Xos designs and manufactures cost-competitive, fully electric commercial vehicles. The company’s primary focus is on medium- and heavy-duty commercial vehicles that travel on last-mile, back-to-base routes of less than 200 miles per day. The company leverages its proprietary technologies to provide commercial fleets with zero-emission vehicles that are easier to maintain and more cost efficient on a total cost of ownership (TCO) basis than their internal combustion engine and commercial EV counterparts. For more information, please visit xostrucks.com.
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